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                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549

                                    SCHEDULE 13D

                     UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (Amendment No. 2)



                            Chicago Pizza & Brewery, Inc.
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                                   (Name of Issuer)



                               Common Stock, par value
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                            (Title of Class of Securities)



                                      167889104
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                                    (CUSIP Number)



                                 Allyn R. Burroughs
                              5075 Spyglass Hill Drive
                                 Las Vegas, NV  89122
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                    (Name, address, and telephone number of Person
                  authorized to Receive Notices and Communications)



                                  February 18, 1999
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               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box.   / /

Check the following box if a fee is being paid with the statement.   / /



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                                     SCHEDULE 13D

CUSIP No. 83608K 107

      NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  1             ASSI, Inc.
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
  2                                                                  (b)  / /
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      SEC USE ONLY

  3
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      SOURCE OF FUNDS*

  4             WC
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
      PURSUANT TO ITEMS 2(d) or 2(e)

  5
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      CITIZENSHIP OR PLACE OF ORGANIZATION

  6             Nevada
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                       SOLE VOTING POWER

                   7            1,250,000
                   ------------------------------------------------------------
    NUMBER OF          SHARED VOTING POWER
     SHARES
  BENEFICIALLY     8            None
    OWNED BY       ------------------------------------------------------------
      EACH             SOLE DISPOSITIVE POWER
    REPORTING
     PERSON        9            1,250,000
      WITH         ------------------------------------------------------------
                       SHARED DISPOSITIVE POWER

                   10           None
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  11            1,250,000
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              / /
      CERTAIN SHARES*

  12
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

  13              16.3%
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      TYPE OF REPORTING PERSON*

  14              CO
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                                     SCHEDULE 13D

CUSIP No. 83608K 107
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      NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  1            Louis Habash
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                     (b)  / /
  2
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      SEC USE ONLY

  3
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      SOURCE OF FUNDS*

  4             PF
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
      PURSUANT TO ITEMS 2(d) or 2(e)

  5
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      CITIZENSHIP OR PLACE OF ORGANIZATION

  6             US
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                       SOLE VOTING POWER

                   7             None
                   ------------------------------------------------------------
    NUMBER OF          SHARED VOTING POWER
     SHARES
  BENEFICIALLY     8             1,250,000
    OWNED BY       ------------------------------------------------------------
      EACH             SOLE DISPOSITIVE POWER
    REPORTING
     PERSON        9             None
      WITH         ------------------------------------------------------------
                       SHARED DISPOSITIVE POWER

                   10            1,250,000
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  11            1,250,000
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES             / /
      CERTAIN SHARES*

  12
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

  13            16.3%
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      TYPE OF REPORTING PERSON*

  14            IN
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                              STATEMENT ON SCHEDULE 13D

          This Amendment No. 2 to Schedule 13D is filed by ASSI, Inc., a Nevada corporation ("ASSI"), and Louis Habash ("Habash") to amend and update the Schedule 13D dated December 11, 1996, which was previously amended by Amendment No. 1 dated November 13, 1997 (the "Original Schedule 13D"). All capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Original Schedule 13D. Items not included in this Amendment are either not amended or not applicable.

          The purpose of this Amendment No. 2 is to reflect the acquisition by ASSI on March 1, 1999 of 1,250,000 shares of Common Stock of the Company under a Stock Purchase Agreement dated as of February 18, 1999 by and among the Company, ASSI and Habash (the "Stock Purchase Agreement"). The shares were acquired in exchange for $1,000,000 in cash, the cancellation of warrants held by ASSI to acquire 3,200,000 shares of Common Stock of the Company and certain other agreements described below.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 3 is amended to read as follows:

          ASSI beneficially owns 1,250,000 shares of Common Stock. These shares were acquired by ASSI on or about March 1, 1999 by the payment of $1,000,000 to the Company, along with the cancellation of 3,200,000 warrants held by ASSI, the termination of certain consulting agreements between the Company and ASSI, and a general release by Habash, ASSI and their affiliates of any claims they have against the Company. Of the 3,200,000 warrants exchanged by ASSI, 3,000,000 warrants were acquired in October 1996 upon the automatic conversion of a bridge loan in the principal amount of $2,000,000 made by ASSI to the Company in March 1996 (which loan automatically converted into 500,000 shares and 3,000,000 warrants upon the closing of the Company's initial public offering) and the remaining 200,000 warrants were acquired in February 1996 in exchange for consulting services provided by ASSI to the Company. All funds used by ASSI to make the bridge loan were working capital funds of ASSI and the $1,000,000 cash payment under the Stock Purchase Agreement was also working capital funds of ASSI.

          Habash, as sole shareholder of ASSI, beneficially owns all of the shares owned by ASSI.

Item 4.   PURPOSE OF TRANSACTION.

          Item 4 is amended to read as follows:

          The shares of Common Stock acquired by ASSI were purchased as an investment based on the belief of ASSI that they provide an opportunity for long-term appreciation.

          (a) - (c) None



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          (d)  Pursuant to the Stock Purchase Agreement, for a period (the
"Designation Period") commencing on the date payment was made by ASSI for the 1,250,000 shares and ending on the earlier of February 18, 2002, or such time as Habash, ASSI and their affiliates no longer beneficially own at least 5% of the Company's outstanding Common Stock, the Company shall, if requested by ASSI, use its best efforts to cause two of the Company's directors to be persons designated by ASSI and to cause each of the ASSI designees to be included on the slate of director nominees for election at each annual meeting of shareholders of the Company during the Designation Period.

          (e) - (j) None

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is amended to read as follows:

          (a) As of the date of this Schedule, ASSI was the record and beneficial owner of 1,250,000 shares of Common Stock, representing approximately 16.3% of the 7,658,321 outstanding shares of Common Stock based upon the representations of the Company in the Stock Purchase Agreement.

          As sole shareholder of ASSI, Habash beneficially owns all of the shares of Common Stock beneficially owned by ASSI.

          Burroughs and James are not the beneficial owner of any shares of Common Stock and specifically disclaim any beneficial ownership in the shares of Common Stock beneficially owned by ASSI.

          (b) ASSI has sole power to vote or direct the vote and to dispose or direct the disposition of the 1,250,000 shares of Common Stock beneficially owned by it. Habash, as sole shareholder of ASSI, shares the power to vote or direct the vote, and to dispose or direct the disposition of, the Common Stock beneficially owned by ASSI.

          (c) On February 18, 1999, ASSI, Habash and the Company entered into the Stock Purchase Agreement. Under the Stock Purchase Agreement, ASSI agreed to purchase 1,250,000 shares of Common Stock of the Company in exchange for $1,000,000, the cancellation of 3,200,000 warrants, the termination of certain consulting agreements between ASSI and the Company, and a general release by ASSI, Habash and their affiliates of any claims against the Company. ASSI completed the acquisition of the 1,250,000 shares on March 1, 1999.

          (d)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Item 6 is amended to read as follows:



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          Pursuant to the Stock Purchase Agreement, during the Designation
Period the Company shall, if requested by ASSI, use its best efforts to cause two of the Company's directors to be persons designated by ASSI, and cause each of the ASSI designees to be included on the slate of director nominees for election at each annual meeting of the shareholders of the Company during the Designation Period. In addition, the Company has agreed that during the Designation Period it shall not increase the number of authorized directors of the Company to more than nine without the prior written consent of ASSI. Paul Motenko and Jeremiah Hennessy have each agreed to vote all shares of Common Stock of the Company held of record and beneficially by each of them in favor of the ASSI designees.

          With respect to the 1,250,000 shares purchased by ASSI under the Stock Purchase Agreement (the "ASSI Shares"), ASSI has one demand registration right and unlimited piggyback registration rights. The Company has a right of first refusal with respect to the ASSI Shares entitling the Company or its designee to purchase any ASSI Shares to be sold by ASSI at the same price as ASSI proposes to sell such shares to a third party.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          EXHIBIT NO.              DESCRIPTION OF EXHIBIT

          Exhibit 5 Stock Purchase Agreement dated February 18, 1999 between Chicago Pizza & Brewery, Inc., Louis Habash and ASSI, Inc.


                                      SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: March 2, 1999                    ASSI, INC.


                                               By: /s/ Louis Habash
                                                   -------------------------
                                                   Louis Habash, President


                                               /s/ Louis Habash
                                               -----------------------------
                                               Louis Habash